UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                              CAIS Internet, Inc.
 ----------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $ 0.01 per share
 ----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   12476Q102
          ----------------------------------------------------------
                                (CUSIP Number)

     KKR 1996 Fund L.P., KKR Partners II, L.P., KKR Associates 1996 L.P.,
  KKR 1996 GP LLC, KKR Associates (Strata) L.P., Strata LLC, CII Ventures LLC
                       c/o Kohlberg Kravis Roberts & Co.
          9 West 57th Street, New York, New York 10019 (212) 750-8300
 ----------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                April 13, 2000
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








































                              PAGE 2 of 33 PAGES

                                 SCHEDULE 13D


CUSIP No.  12476Q102                          Page   3   of    33     Pages
                                                   -----    ---------


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KKR 1996 FUND L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                      (b) / /

  3     SEC USE ONLY


  4     SOURCE OF FUNDS*

        OO, AF (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO


  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES                0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY
     EACH                 11,060,606  (see Row 12)
  REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0

                 10  SHARED DISPOSITIVE POWER

                          11,060,606 (see Row 12)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,060,606 (see Row 12)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          /X/
        Excludes an aggregate of 14,499,862 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated March 22, 2000) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters.
        See Item 4 -- "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.5%.

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.3%


  14    TYPE OF REPORTING PERSON*

             PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 12476Q102                          Page   5     of    33    Pages
                                                  -----      ---------


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KKR PARTNERS II, L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                      (b) / /
  3     SEC USE ONLY


  4     SOURCE OF FUNDS*

        OO, AF (see Item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                / /


  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES                0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY
     EACH                 11,060,606 (see Row 12)
  REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0

                 10  SHARED DISPOSITIVE POWER

                          11,060,606 (see Row 12)
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,060,606 (see Row 12)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          /X/
        Excludes an aggregate of 14,499,862 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated March 22, 2000) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters.
        See Item 4 -- "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.5%.

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.3%


  14    TYPE OF REPORTING PERSON*

             PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 12476Q102                            Page   7   of    33    Pages
                                                    -----    ---------


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KKR ASSOCIATES 1996 L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                      (b) / /
  3     SEC USE ONLY


  4     SOURCE OF FUNDS*

        OO, AF (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                / /

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES                0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY
     EACH                 11,060,606 (see Row 12)
  REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0

                 10  SHARED DISPOSITIVE POWER

                          11,060,606 (see Row 12)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,060,606 (see Row 12)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          /X/
        Excludes an aggregate of 14,499,862 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated March 22, 2000) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters.
        See Item 4 -- "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.5%.

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             32.3%


  14    TYPE OF REPORTING PERSON*
             PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 12476Q102                            Page  9   of    33    Pages
                                                   -----    ---------


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KKR 1996 GP LLC

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                      (b) / /
  3     SEC USE ONLY


  4     SOURCE OF FUNDS*

        OO, AF (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                / /

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES                0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY
     EACH                 11,060,606 (see Row 12)
  REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0

                10   SHARED DISPOSITIVE POWER

                          11,060,606 (see Row 12)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,060,606 (see Row 12)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          /X/
        Excludes an aggregate of 14,499,862 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated March 22, 2000) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters.
        See Item 4 -- "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.5%.

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.3%


  14    TYPE OF REPORTING PERSON*

             OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 12476Q102                            Page  11   of     33    Pages
                                                    -----    ---------


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             KKR ASSOCIATES (STRATA) L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                      (b) / /
  3     SEC USE ONLY


  4     SOURCE OF FUNDS*

        OO, AF (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                / /

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES                0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY
     EACH                 11,060,606 (see Row 12)
  REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0

                 10  SHARED DISPOSITIVE POWER

                          11,060,606 (see Row 12)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,060,606 (see Row 12)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          /X/
        Excludes an aggregate of 14,499,862 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated March 22, 2000) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters.
        See Item 4 -- "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.5%.

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.3%


  14    TYPE OF REPORTING PERSON*
             PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 12476Q102                            Page  13   of     33    Pages
                                                    -----    ---------


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STRATA LLC

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                      (b) / /
  3     SEC USE ONLY


  4     SOURCE OF FUNDS*

        OO, AF (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware


                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES                0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY
     EACH                 11,060,606 (see Row 12)
  REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0

                 10  SHARED DISPOSITIVE POWER

                          11,060,606 (see Row 12)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,060,606 (see Row 12)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          /X/
        Excludes an aggregate of 14,499,862 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated March 22, 2000) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters.
        See Item 4 -- "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.5%.

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.3%


  14    TYPE OF REPORTING PERSON*

             OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 12476Q102                            Page  15   of     33    Pages
                                                    -----    ---------


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CII VENTURES LLC

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                      (b) / /
  3     SEC USE ONLY


  4     SOURCE OF FUNDS*

        OO, AF (see item 3)

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                / /

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware


                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES                0
 BENEFICIALLY    8   SHARED VOTING POWER
   OWNED BY
     EACH                 11,060,606 (see Row 12)
  REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                 0

                 10  SHARED DISPOSITIVE POWER

                          11,060,606 (see Row 12)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             11,060,606 (see Row 12)

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          /X/
        Excludes an aggregate of 14,499,862 shares of Common Stock of the Issuer beneficially owned by certain stockholders of the Issuer (based on information contained in the Issuer's definitive Proxy Statement dated March 22, 2000) who are party to a voting agreement with CII Ventures LLC with respect to voting on certain matters.
        See Item 4 -- "Voting Agreement." If such shares were included in the amount shown in Row 11, the percentage of Common Stock shown in Row 13 would be 70.5%.

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.3%


  14    TYPE OF REPORTING PERSON*

             OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

          This Amendment No. 1 (this "Amendment") amends and supplements the

Statement on Schedule 13D (the "Schedule 13D") filed on March 2, 2000, on behalf of KKR 1996 Fund L.P., a Delaware limited partnership ("KKR 1996

Fund"), KKR Associates 1996 L.P., a Delaware limited partnership ("KKR

Associates 1996"), KKR 1996 GP LLC, a Delaware limited liability company

("KKR 1996 LLC"), KKR Partners II, L.P., a Delaware limited partnership ("KKR

Partners"), KKR Associates (Strata) L.P., a Delaware limited partnership

("KKR Associates Strata"), Strata LLC, a Delaware limited liability company

("Strata LLC"), and CII Ventures LLC, a Delaware limited liability company

("CII Ventures" and, together with KKR 1996 Fund, KKR Associates 1996, KKR

1996 LLC, KKR Partners, KKR Associates Strata and Strata LLC, the "Reporting

Persons"), relating to the Common Stock, par value $.01 ("Issuer Common

Stock"), of CAIS Internet, Inc., a Delaware corporation (the "Issuer").

Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

          This Amendment is being filed in connection with the purchase by CII

Ventures of 1,866,235 shares of Series D Stock and its option to purchase up to 7,142,857 shares of Series E Stock (each as defined in Item 4 below),

following receipt of approval of the stockholders of the Issuer of the issuance of such Series D Stock and Series E Stock, as further described in

Item 4 below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 of the Schedule 13D is hereby amended and supplemented by deleting the text thereof and replacing it with the following:

         The funds used in connection with the purchase of Series D Stock at the Initial Closing (as defined in Item 4) consisted of $73,872,708.  The funds used in connection with the purchase of Series D Stock at the Second Closing

(as defined in Item 4) consisted of $26,127,290.  These funds were provided from general funds available to CII Ventures and its affiliates.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

          Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the text thereof with the following:

PURCHASE AGREEMENT

          Pursuant to a Preferred Stock Purchase Agreement, dated as of

December 20, 1999 (the "Purchase Agreement"), between the Issuer and CII

Ventures, CII Ventures agreed to purchase a total of 7,142,857 shares of the

Issuer's Series D Convertible Participating Preferred Stock ("Series D

Stock") at a purchase price of $14.00 per share.  Each share of Series D

Stock is convertible at any time at the holder's option at an initial conversion price of $16.50 per share into 0.8484 shares of Issuer Common

Stock, or a total of 6,060,606 shares of Issuer Common Stock, subject to anti-dilution adjustments.  The Purchase Agreement also granted CII Ventures an option to purchase up to 7,142,857 shares of the Issuer's Series E

Convertible Participating Preferred Stock ("Series E Stock") at a purchase price of $14.00 per share (the "Option"). The Option is exercisable at any time on or prior to April 13, 2001.  Upon issuance, each share of Series E

Stock will be convertible at any time at the holder's option at an initial conversion price of $20.00 per share into 0.7 shares of Issuer Common Stock,

or a total of 5,000,000 shares of Issuer Common Stock, subject to anti-

dilution adjustments.  The Purchase Agreement is attached to this Schedule

13D as Exhibit 3 and is incorporated herein by reference.

          On February 25, 2000, CII Ventures purchased 5,276,622 shares of

Series D Stock (the "Initial Closing").  The shares purchased at the Initial

Closing currently are convertible into 4,477,134 shares of Issuer Common

Stock, which represented approximately 19.9% of the Issuer Common Stock outstanding immediately prior to the Initial Closing.  The issuance of the remaining 1,866,235 shares of Series D Stock and, if CII Ventures exercises the Option, the issuance of the Series E Stock, were subject to the approval of the holders of the Issuer Common Stock at a meeting of the stockholders of the Company to be held to vote on such matter (the "Stockholders' Meeting").

On April 13, 2000, the holders of the Issuer Common Stock approved such share issuances.  On April 14, 2000, CII Ventures purchased the remaining 1,866,235 shares of Series D Stock (the "Second Closing"), which currently are convertible into 1,583,472 shares of Issuer common stock, or approximately

6.4% of the Issuer Common Stock outstanding immediately prior to the Second

Closing.  CII Ventures has not yet exercised the Option.

TERMS OF THE SERIES D STOCK AND THE SERIES E STOCK

          The Series D Stock and the Series E Stock rank senior to Issuer

Common Stock, on a parity with each other and junior to the Issuer's Series C

Convertible Preferred Stock.  Holders of the Series D Stock and the Series E

Stock are entitled to receive quarterly dividends, payable in additional shares of Series D Stock and Series E Stock, respectively, at a rate per annum equal to six percent of the sum of $14.00 plus all compounded accrued and unpaid dividends, as adjusted for stock dividends, stock combinations or similar events.  In addition, when and if the board of directors of the

Issuer (the "Board") declares dividends on the Issuer Common Stock, holders of the Series D Stock and the Series E Stock are entitled to receive the amount of dividends as would have been payable to such holders if such shares had been converted into Issuer Common Stock.

          Each holder of Series D Stock or Series E Stock is entitled to the number of votes equal to the number of whole shares of Issuer Common Stock into which all of such holder's shares of Series D Stock or Series E Stock,

as the case may be, are convertible, with respect to all matters submitted for stockholder approval.  Except as provided by law or by the express terms of the Series D Stock and the Series E Stock, such holders vote together with holders of the Issuer Common Stock as a single class.

          For so long as CII Ventures and its affiliates own a majority of the outstanding shares of Series D Stock and Series E Stock and CII Ventures is entitled to comparable rights under the Stockholders Agreement, the approval of the holders of at least a majority of the Series D Stock and

Series E Stock, voting together as a single class, shall be required to take certain actions, including:  (i) the authorization or issuance of additional equity securities, other than certain exempt issuances; (ii) any merger or consolidation with, or acquisition of, another entity, subject to certain exceptions, and any "change of control" of the Issuer (as such term is defined in the Certificate of Designation of Series and Determination of

Rights and Preferences of Series D Convertible Participating Preferred Stock

(the "Series D Certificate")); (iii) certain redemptions of capital stock for an aggregate purchase price in excess of $10 million; (iv) any sale of a subsidiary's securities to a third party (other than the Issuer or another wholly owned subsidiary of the Issuer); (v) any sale or other transfer of the

Issuer's technology or other intellectual property other than in the ordinary course of business; and (vi) entering into any arrangement or contract to take any of the foregoing actions.

          In addition, for so long as any shares of Series D Stock or Series

E Stock are outstanding, the approval of the holders of at least a majority of the Series D Stock and the Series E Stock shall be required to take any of the following actions:  (i) any amendment, alteration or change to the terms of the Series D Stock or the Series E Stock which adversely affects such shares; (ii) any increase or decrease in the total number of authorized or issued shares of Series D Stock or Series E Stock; (iii) any amendment or repeal of the Issuer's constituent documents in a manner that adversely affects the Series D Stock or the Series E Stock; and (iv) entering into any arrangement or contract to take any of the foregoing actions.

          In addition, if any of the following events occurs (each, an "Event of Default"), then the holders of the Series D Stock and Series E Stock,

voting together as a single class, will have the right to elect a majority of the Board until such time as the Issuer cures the default.  The Events of

Default are:  (i) if the Issuer fails to pay any dividend on the Series D

Stock or Series E Stock or make any required redemption or liquidation payment thereon for a period of five days; (ii) if the Issuer fails to perform in any material respect certain specified material covenants contained in the Purchase Agreement and the Stockholder Agreement between the

Issuer, certain significant stockholders of the Issuer and CII Ventures,

dated as of February 9, 2000 (the "Stockholders Agreement"), the terms of which are described below; (iii) if the Issuer breaches certain material representations and warranties in the Purchase Agreement; (iv) the Issuer's bankruptcy, receivership, assignment for the benefit of creditors or liquidation, which in the case of any involuntary proceeding, has not been discharged or stayed within 60 days; or (v) the acceleration of any third party obligations or unsatisfied judgments in excess of $500,000 of, by or on behalf of the Issuer, which obligations are not satisfied, discharged or stayed within 30 days.

          Upon the occurrence of a "mandatory redemption event," holders of a majority of the outstanding shares of Series D Stock or Series E Stock may,

at their option, require the Issuer to redeem all of the outstanding shares of Series D Stock or Series E Stock, respectively.  Mandatory redemption events include:  February 25, 2005, in the case of the Series D Stock, and the fifth anniversary of the date on which the Series E Stock is first issued, in the case of Series E Stock (provided that the holders must elect,

within 60 days of such date, to have their shares redeemed), a change of control of the Issuer, the sale or other transfer of all or substantially all of the Issuer's assets and an Event of Default.  The redemption price will equal the greater of (i) the sum of $14.00 plus compounded, accrued and unpaid dividends thereon, as adjusted for stock splits, stock combinations and similar events, and (ii) the fair market value of the shares of Issuer

Common Stock into which the Series D Stock or the Series E Stock, as applicable, may then be converted.

          The holders of the Series D Stock or the Series E Stock may convert their shares of Series D Stock or Series E Stock, as the case may be, into

Issuer Common Stock at any time and from time to time on the terms described above.  In addition, commencing on February 25, 2005,  in the case of the

Series D Stock, and the fifth anniversary of the date on which the Series E

Stock is first issued, in the case of the Series E Stock, the Issuer may,

upon 60 days notice, cause all of the outstanding shares of such stock to be converted into shares of Issuer Common Stock at the conversion price then in effect.

          Upon liquidation, dissolution or winding up of the Issuer, holders of Series D Stock and Series E Stock will be entitled to a liquidation preference per share in an amount equal to the greater of (i) the sum of

$14.00 plus compounded, accrued and unpaid dividends thereon, and (ii) the amount that would have been payable if such holders had converted their shares, including accrued but unpaid dividends thereon, into shares of Issuer

Common Stock.  At the election of the holders of a majority of the outstanding shares of Series D Stock and Series E Stock, voting together as a single class, (i) a merger or consolidation of the Issuer where (A) the stockholders of the Issuer immediately prior to such transaction cease to own in the aggregate at least 50% of the voting securities of the surviving entity (or ultimate parent thereof) or (B) any entity or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the

"Exchange Act")) becomes the beneficial owner of more than 50% of the voting securities of the surviving entity (or ultimate parent thereof) or (ii) a sale of substantially all of the Issuer's assets or all of the stock of its subsidiaries will be deemed a liquidation, dissolution or winding up of the

Issuer.

           The terms of the Series D Stock and the Series E Stock are set forth in the Series D Certificate and the Form of Certificate of Designation of

Series and Determination of Rights and Preferences of Series E Convertible

Participating Preferred Stock, respectively, attached to this Schedule 13D as

Exhibits 4 and 5, respectively, which are incorporated herein by reference.

VOTING AGREEMENT

          Concurrently with and as a condition to the execution and delivery of the Purchase Agreement, CII Ventures and certain significant stockholders of the Issuer (the "Stockholders") entered into a Voting Agreement, dated as of December 20, 1999 (the "Voting Agreement"), whereby, among other things,

each Stockholder agreed to vote any Issuer Common Stock owned by such

Stockholder as of the date of the Voting Agreement or acquired by such

Stockholder after the date of the Voting Agreement (the "Subject Securities")

in favor of the election to the Board of the designees of CII Ventures.  Each

Stockholder has further agreed not to take any action that would change the size of the Board, except as contemplated by the Stockholders Agreement, and to vote such Stockholder's Subject Securities against certain matters set forth in the Stockholders Agreement (and described below in the discussion of the "consent rights" granted pursuant to the Stockholders Agreement) unless such matters were consented to by at least one of the directors of the Issuer who was designated by CII Ventures. These provisions of the Voting Agreement will terminate upon the termination of the Stockholders Agreement pursuant to its terms.

          The Stockholders include:  Ulysses G. Auger, II, the Issuer's

Chairman of the Board and Chief Executive Officer; Ulysses G. Auger, Sr., a

director of the Issuer; William M. Caldwell, IV, the Issuer's President;

Chancery Lane, L.P.; Evans K. Anderson, an Executive Vice President of the

Issuer; Gary H. Rabin, an Executive Vice President of the Issuer; and Kevin

Brand, an officer of the Issuer.  According to the Issuer's Definitive Proxy

Statement dated March 22, 2000 (the "Proxy Statement"), as of March 15, 2000,

such Stockholders beneficially own, in the aggregate, 14,499,862 shares of

Issuer Common Stock.

          The Voting Agreement is attached to this Schedule 13D as Exhibit 6 and is incorporated herein by reference.

STOCKHOLDERS AGREEMENT

          Pursuant to the terms of the Purchase Agreement, on February 25,

2000 the Issuer, CII Ventures and the Stockholders entered into the

Stockholders Agreement.  Under the terms of the Stockholders Agreement, CII

Ventures has the right to designate two of eight members of the Board.  If

CII Ventures exercises the Option, it will have the right to designate three of nine members of the Board.  These rights will continue as long as CII

Ventures and its affiliates own a certain percentage of the outstanding

Issuer Common Stock (assuming the conversion or exchange of all convertible or exchangeable securities owned by CII Ventures).  When CII Ventures,

together with its affiliates, ceases to own at least ten percent of the outstanding Issuer Common Stock, its right to designate more than two directors will terminate.  When CII Ventures ceases to own at least five percent of the outstanding Issuer Common Stock, its right to designate more than one director will terminate, and when it ceases to own at least the lesser of (i) five percent of the outstanding Issuer Common Stock and (ii)

1,428,571 shares of voting securities of the Issuer.  Effective February 25,

2000, James H. Greene, Jr., a member of KKR 1996 LLC and Strata LLC, and Alex

Navab, an executive of KKR, were appointed to the Board by the directors of the Issuer.

          The Stockholders Agreement also prohibits the Issuer from taking certain corporate actions unless such actions are approved by at least one director that was designated by CII Ventures.  These "consent rights"

include:  (i) changes in the number of authorized or issued shares of Series

D Stock or Series E Stock; (ii) changes to the rights, preferences or powers of the Series D Stock or Series E Stock or alterations of the Issuer's constituent documents in a manner that adversely affects such shares; (iii)

related party transactions; (iv) removal of certain executive officers; (v)

approval or modification of material employment agreements or compensation plans or arrangements; (vi) changes in the number or composition of the

Board; (vii) the rights described in clauses (i), (iii), (iv) and (v) of the third paragraph under the caption "Terms of the Series D Stock and the Series E

Stock" of this Item 4; and (viii) entering into any arrangement or contract to take any of the foregoing actions.  These consent rights are dependent upon CII

Ventures' continuing to own certain specified percentages of Issuer Common Stock as set forth the Stockholders Agreement, except for the restrictions against the

Issuer's making any change in the amount of authorized Series D Stock or

Series E Stock or any adverse change in the terms thereof, or making any alterations of its constituent documents in a manner that adversely affects the Series D Stock or Series E Stock, which survive until no shares of the

Series D Stock and Series E Stock are outstanding.

          In addition, the Stockholders Agreement provides that CII Ventures and its transferees will have the right to require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the

"Securities Act"), covering the registration of any or all of the equity securities held by such holder, including shares of Issuer Common Stock received upon conversion of such holder's Series D Stock or Series E Stock

(the "Registrable Securities").  CII Ventures and its transferees are entitled to three such "demand" registration rights under the Stockholders

Agreement (or four "demand" rights if CII Ventures exercises at least 50% of the Option).  Holders of Registrable Securities also have unlimited

"piggyback" registration rights with respect to the Registrable Securities.

These demand and piggyback registration rights are subject to customary restrictions and limitations.  The Issuer has agreed to pay all registration expenses in connection with the registration of the Registrable Securities,

except that underwriting discounts and commissions and transfer taxes, if any, will be at the holders' expense.  Furthermore, in connection with any registration statement filed pursuant to the Stockholders Agreement, the

Issuer and the holders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

          Under the Stockholders Agreement, CII Ventures and its affiliates are restricted from transferring securities of the Issuer to any individual or entity that is principally engaged in the business of providing high-speed

Internet connections specifically targeting hotels and multi-dwelling unit buildings, subject to certain exceptions.  In addition, certain Stockholders are restricted from transferring more than a certain percentage of their securities of the Issuer without CII Ventures' consent until February 25,

2005, and other Stockholders are restricted from transferring more than a certain percentage of their securities of the Issuer without CII Ventures'

consent until February 25, 2003.

          Under the Stockholders Agreement, CII Ventures has the right to purchase its pro rata portion of new equity securities issued by the Issuer,

other than certain exempt issuances.  In addition, CII Ventures and its affiliates have agreed not to acquire additional voting securities of the

Issuer until February 25, 2005 if such acquisitions would increase CII

Ventures' ownership percentage above a specified threshold equal to the sum of (i) the ratio, expressed as a percentage, of (A) 7,142,857 to (B) the total number of outstanding shares of voting securities on a fully diluted basis as of the Initial Closing plus (ii) five percent, subject to certain exceptions.

     The Stockholders Agreement is attached to this Schedule 13D as Exhibit 7 and is incorporated herein by reference.

          The Reporting Persons intend to review on a continuing basis their investment in the Issuer.  Subject to the limitations described above, the

Reporting Persons may decide to increase or decrease their investment in the

Issuer depending upon the price and availability of the Issuer's securities,

subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the

Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

          Other than as described above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and supplemented by replacing paragraphs (a) and (b) thereof with the following:

          (a) and (b)  As of April 13, 2000, CII Ventures did not own any

shares of Issuer Common Stock.  However, pursuant to Rule 13d-3 under the

Exchange Act, CII Ventures may be deemed to beneficially own 6,060,606 shares of Issuer Common Stock, which are subject to issuance upon conversion of the

Series D Stock acquired at the Initial Closing and the Second Closing, and

5,000,000 shares of Issuer Common Stock, which are subject to issuance upon conversion of the Series E Stock issuable upon the exercise by CII Ventures of the Option.  The 11,060,606 shares issuable upon conversion of the Series

D Stock and Series E Stock would constitute approximately 32.3% of the Issuer

Common Stock outstanding upon such conversion (based on the number of outstanding shares of Issuer Common Stock as of March 15, 2000, as set forth in the Proxy Statement).

          Accordingly, the percentage of the outstanding Issuer Common Stock beneficially owned by CII Ventures is approximately 32.3%.

          As the sole members of CII Ventures, KKR 1996 Fund and KKR Partners have the power to direct the voting of and disposition of any shares of

Issuer Common Stock deemed to be beneficially owned by CII Ventures.  As a result, KKR 1996 Fund and KKR Partners may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by CII

Ventures.

          KKR Associates 1996, as the sole general partner of KKR 1996 Fund,

has the power to direct the voting of and disposition of any shares of Issuer

Common Stock deemed to be beneficially owned by KKR 1996 Fund.  KKR

Associates Strata, as the sole general partner of KKR Partners, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Partners.  As a result, KKR Associates

1996 and KKR Associates Strata may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR 1996 Fund and

KKR Partners, respectively.

          KKR 1996 LLC, as the sole general partner of KKR Associates 1996,

has the power to direct the voting of and disposition of any shares of Issuer

Common Stock deemed to be beneficially owned by KKR Associates 1996.  As a result, KKR 1996 LLC may be deemed to beneficially own any shares of Issuer

Common Stock deemed to be beneficially owned by KKR Associates 1996.

          Strata LLC, as the sole general partner of KKR Associates Strata,

has the power to direct the voting of and disposition of any shares of Issuer

Common Stock deemed to be beneficially owned by KKR Associates Strata. As a result, Strata LLC may be deemed to beneficially own any shares of Issuer

Common Stock deemed to be beneficially owned by KKR Associates Strata.

          As a member of each of KKR 1996 LLC and Strata LLC, each of Messrs.

Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin,

Stuart and Gilhuly may be deemed to beneficially own any shares of Issuer

Common Stock that KKR 1996 LLC and Strata LLC may beneficially own or be deemed to beneficially own.  Each such individual disclaims beneficial ownership of such shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting

Person is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose,

and such beneficial ownership is expressly disclaimed.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                          CII VENTURES LLC
                          By: KKR 1996 Fund L.P.
                          By: KKR Associates 1996 L.P., its General Partner
                          By: KKR 1996 GP LLC, its General Partner


                          By: /s/ William J. Janetschek
                              -----------------------------------------------
                              Name:   William J. Janetschek
                              Title:  Attorney-in-fact for Henry R. Kravis



                          KKR 1996 FUND L.P.
                          By: KKR Associates 1996 L.P., its General Partner
                          By: KKR 1996 GP LLC, its General Partner


                          By: /s/ William J. Janetschek
                              -----------------------------------------------
                              Name:   William J. Janetschek
                              Title:  Attorney-in-fact for Henry R. Kravis


                          KKR PARTNERS II, L.P.
                          By: KKR Associates (Strata) L.P., its General
                              Partner
                          By: Strata LLC, General Partner


                          By: /s/ William J. Janetschek
                              -----------------------------------------------
                              Name:   William J. Janetschek
                              Title:  Attorney-in-fact for Henry R. Kravis

                          KKR ASSOCIATES 1996 L.P.
                          By: KKR 1996 GP LLC, its General Partner


                          By: /s/ William J. Janetschek
                              -----------------------------------------------
                              Name:   William J. Janetschek
                              Title:  Attorney-in-fact for Henry R. Kravis


                          KKR ASSOCIATES (STRATA) L.P.
                          By: Strata LLC, its General Partner


                          By: /s/ William J. Janetschek
                              -----------------------------------------------
                              Name:   William J. Janetschek
                              Title:  Attorney-in-fact for Henry R. Kravis



                          KKR 1996 GP LLC


                          By: /s/ William J. Janetschek
                              -----------------------------------------------
                              Name:   William J. Janetschek
                              Title:  Attorney-in-fact for Henry R. Kravis


                          STRATA LLC


                          By: /s/ William J. Janetschek
                              Name:   William J. Janetschek
                              Title:  Attorney-in-fact for Henry R. Kravis


Dated:  April 18, 2000